First Solar, Inc.
350 West Washington St, Suite 600
Tempe, Arizona 85281

July 16, 2015

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporate Finance
Attention:    Brian Cascio
Accounting Branch Chief

RE:    First Solar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-33156

Ladies and Gentlemen:

First Solar, Inc. (“First Solar,” “the Company,” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated July 2, 2015 with respect to the above-referenced Form 10-K.

For your convenience, we have set forth below the Staff's comments in bold typeface followed by our responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 8. Financial Statements

Revenue Recognition, page 98

1.
We see that your operations and maintenance revenues are recognized as services are performed. We also see your disclosure that the services are provided under long-term fixed priced arrangements where you generally perform all scheduled and unscheduled maintenance for the system, perform operating and other asset management services for the system and provide an availability guarantee for the system. Further, we note your disclosure on page 36 that these arrangements could subject you to substantial costs, liabilities or obligations in the event your solar systems do not meet any agreed-upon system-level availability or performance warranties. Please help us better understand your accounting for these arrangements by responding to the following:

•	Please explain to us the general terms of the system-level availability and performance warranties as it relates to the operations and maintenance arrangements.

•
In light of the limited operating experience with your systems business and the long-term nature of the arrangements, tell us why you believe you have a reasonable ability to estimate the future costs of performing under the operating and maintenance services arrangements described in your filing. Also, tell us how you assess the arrangements for potential losses.

•	For operations and maintenance arrangements entered into in conjunction with projects sales, please describe to us the applicability of multiple element accounting.

•
For project sales accounted for as real estate arrangements, tell us how your accounting considers the guidance applicable to continuing involvement in a real estate project. Refer to FASB ASC 360-20-40-37.

We respectfully advise the Staff that we are a leading global provider of comprehensive photovoltaic (PV) solar power solutions. Accordingly, we design, manufacture, and sell PV solar modules using advanced technologies and also develop, design, construct, and sell PV solar power systems that primarily use the modules we manufacture. As part of our commitment to our customers, we offer a range of warranties and performance guarantees related to our modules and systems. Although these warranties and performance guarantees may vary somewhat by contract, a general overview of these arrangements is provided below:

PV solar module warranties - We provide a variety of limited product related warranties covering the workmanship and power output of our PV solar modules. Alternatively, we may provide an aggregated module performance warranty at the system level.

Balance of system (“BoS”) warranties - We also provide a limited product warranty on BoS parts for defects in engineering design, installation, and workmanship following the substantial completion of a PV solar power system.

System energy performance testing - As part of our systems business, we conduct performance testing of a system prior to substantial completion to confirm the system meets its operational and capacity expectations noted in the engineering, procurement, and construction (“EPC”) agreement. In addition, we may provide an energy performance test during the first year of a system’s operation. Such a test is designed to demonstrate that the actual energy generation for the first year meets or exceeds the modeled energy expectation, after certain adjustments. These adjustments include factors, such as irradiance, weather, module degradation, soiling, curtailment, and other conditions that may affect a system’s energy output but are unrelated to the quality, design, or construction. Thus, an energy performance test does not represent a guarantee of system energy output and is simply a measurement of actual asset performance for the first year, once normalized for conditions outside of First Solar’s control as contractor. If there is an underperformance event with regard to these tests (after adjusting for various factors as noted above), we may incur liquidated damages as a percentage of the EPC contract price. In certain instances, a bonus payment may be received at the end of the first year if a system performs above a specified level.

System availability guarantees - As part of our operations and maintenance (“O&M”) service offerings, we typically provide an availability guarantee that ensures a system will generate a certain percentage of total possible energy after adjusting for factors outside of First Solar’s control, such as curtailment, outages, force majeure, and other conditions that may affect system availability. Failure to meet these system availability thresholds (after adjusting for various factors as noted above) may also result in liquidated damages. However, our O&M agreements typically contain provisions limiting our total potential losses under an agreement to a percentage of O&M fees. Conversely, many O&M agreements contain provisions whereby we may receive a bonus payment for system availability above a contracted percentage.

System energy performance warranty - For a limited number of systems, we may provide an energy performance warranty for a number of years in lieu of an availability guarantee. Such energy performance warranties are also included as part of our O&M service offerings and are intended to ensure that a system’s actual energy performance is greater than or equal to the expected energy performance, after adjustments for irradiance, weather, module degradation, soiling, curtailment, and other conditions that may affect a system’s energy output but are unrelated to First Solar’s operation and maintenance of the system. Thus, a system energy performance warranty, like energy performance testing, does not represent a guarantee of energy output and is simply a measurement of actual asset performance, once normalized for conditions outside of First Solar’s control as contractor. As part of these warranties, official energy tests are performed on an annual basis, and we may incur liquidated damages for any underperformance results (after adjusting for various factors as noted above). Such damages are generally capped at a percentage of the O&M fees pursuant to the limitation of loss provisions contained in our O&M agreements.

PV solar module warranties, BoS warranties, and system energy performance testing are part of our module sale, EPC, or system sale agreements. System availability guarantees and system energy performance warranties are separate from our sales agreements and are only included as part of our O&M service offerings, which we may also provide to customers.

Under our O&M arrangements, we receive recurring payments based on rates specified in the underlying agreements. In order to determine the appropriate pricing in our O&M agreements and estimate any losses, if applicable, we use a number of data sources, which include the following:

•
With the exception of PV solar modules, many of the parts used in our systems (posts, switches, cables, inverters, etc.) are common to the energy industry. As a result, there is extensive engineering and failure rate data available from the American Society of Mechanical Engineers (“ASME”). This ASME data provides decades of experience for many of the system parts that are monitored and maintained as part of our O&M services.

•
Many of the parts used in our systems are also subject to manufacturer warranties. Accordingly, First Solar is able to mitigate some of its O&M cost exposure by utilizing warranties with its component vendors.

•
In addition to costs related to maintenance or replacement of system parts, labor costs comprise approximately half of the actual and anticipated O&M costs. Labor costs are not unique to the PV industry and are considered relatively predictable.

•	Our O&M agreements generally contain provisions whereby we escalate O&M fee billings based various metrics, such as CPI data. These contract features help mitigate our inflationary cost exposure.

•
The initial term of an O&M arrangement is shorter than the presumed life of a PV solar power system. Consequently, our O&M pricing is adjusted to reflect the risks associated with the duration of the arrangement.

•
As discussed above, our O&M agreements contain provisions that limit our total potential losses to a percentage of total contracted fees. These provisions cover all potential losses and costs associated with performing under an agreement, including losses related to any failures to meet system availability guarantees.

•
With respect to system energy performance warranties, we are able to develop energy models using data gathered during system energy performance testing (i.e. the first year of a system’s operation). These models include inputs for actual site conditions, such as global horizontal irradiance, spectral shift values, and ambient air temperature. Data is collected by instantaneous samples at one-minute intervals, which are then filtered and compiled into hourly values over an annual period. Once the initial energy performance testing is completed, we calculate the adjusted expected energy performance of the system over the term of the arrangement. Adjustments are made for a variety of factors outside of First Solar’s control, such as irradiance, weather, module degradation, soiling, curtailment, or other ancillary service losses.

All of these data sources, including those that mitigate our potential losses, are then used to reasonably estimate the future costs of performing our O&M services and price the agreements to ensure an adequate return to First Solar. To date, none of our O&M arrangements have resulted in a cumulative net loss to the Company.

Systems contracted under our O&M arrangements are continuously monitored at our state-of-the-art Global Operations Center, and we maintain an average fleet system availability greater than 99.5%. As a result, we are able to continuously monitor whether any of our system availability guarantees could result in potential losses. Similarly, system energy performance is regularly evaluated and reported by our performance engineering group. This monitoring function also allows us to evaluate whether our limited number of system energy performance warranties could result in potential losses.

ASC 605-25-25-3 contains a presumption that separate contracts with the same entity that are entered into at or near the same time are negotiated as a package and should be evaluated as a single arrangement in considering whether there are one or more units of accounting. Accordingly, our systems sales and O&M agreements have been assessed to determine if they should be divided into separate units of accounting pursuant to ASC 605-25-25-5, which states:

“In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

a.
The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b.	[Subparagraph superseded by Accounting Standards Update 2009-13]

c.
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.”

Our systems sales and O&M agreements have value to our customers on a standalone basis as they are both sold separately by PV vendors. The PV industry continues to be characterized by intense pricing competition for systems projects given current demand and the large number of project developers, EPC companies, and vertically-integrated solar companies, such as First Solar. O&M services are also part of an active market with many vendors providing such services, including vendors who do not participate in the development, construction, and sale of systems projects. Certain systems customers may also elect to perform their own O&M services in lieu of contracting with the project developer or a third party. Aside from the standalone value criterion noted above, our system sales and O&M agreements do not include any return provisions. As a result, the criteria are met for each agreement to be considered a separate unit of accounting.

Given the active markets for PV solar power systems and O&M services and our growing history of selling these systems or services, we believe that the total arrangement consideration should be allocated based on the contract selling prices, which are representative of market rates. These prices are supported by First Solar’s own vendor-specific objective evidence and third-party evidence of selling prices. Furthermore, our O&M agreements generally provide a system owner with a termination for convenience clause, which further supports that the contract selling prices of the system sales and O&M agreements are independent of one another and that no consideration should be allocated from one agreement to the other.

With regards to PV solar power system sales accounted for as real estate arrangements, we apply the percentage-of-completion method when a sale has been consummated, we have transferred the usual risks and rewards of ownership to the buyer, the initial and continuing investment criteria have been met, we have the ability to estimate our costs and progress toward completion, and all other revenue recognition criteria have been met. When evaluating whether the usual risks and rewards of ownership have transferred to the buyer, we consider whether we have or may be contingently required to have any prohibited forms of continuing involvement with the project. Prohibited forms of continuing involvement are discussed in ASC 360-20-40-37 as follows:

“If the seller has some continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the seller’s continuing involvement. Generally, profit shall be recognized at the time of sale if the amount of the seller’s loss of profit because of continued involvement with the property is limited by the terms of the sales contract. The profit recognized shall be reduced by the maximum exposure to loss. Paragraphs 360-20-40-38 through 40-64 describe some common forms of continuing involvement and specify appropriate accounting if those forms of involvement are present. If the seller has some other form of continuing involvement with the property, the transaction shall be accounted for according to the nature of the involvement.”

We have summarized the following subtopics covered in paragraphs 360-20-40-38 through 40-64 and included brief commentary regarding the applicability of each form of potential continuing involvement from our warranties, performance guarantees, and O&M services to our system sales accounted for as real estate arrangements:

Seller option or obligation to repurchase - Not applicable.

General partner holds a significant receivable from the buyer - Not applicable.

Guarantee of the return of the buyer’s investment or a return on the buyer’s investment - Our system energy performance testing and energy performance warranties are considered product warranties in accordance with ASC 460-10-20, which defines a warranty as, “A guarantee for which the underlying is related to the performance (regarding function, not price) of nonfinancial assets that are owned by the guaranteed party. The obligation may be incurred in connection with the sale of goods or services; if so, it may require further performance by the seller after the sale has taken place.” The energy performance tests are directly associated with the performance of a system after it has been energized and tested for capacity. As a system constitutes an energy producing product that is owned by a customer (i.e. the guaranteed party), we view the assessment of potential liquidated damages associated with a system’s performance as an extension of the various product warranties we provide to system owners. Such provisions are standard for EPC or system sales agreements in the PV industry and do not represent the assumption of any system owner risks.

Energy performance warranties offered as part of our O&M services are also viewed as product warranties and do not represent a guarantee of a system’s energy output. These arrangements warrant that a system’s energy performance will be greater than or equal to its expected energy performance (generally set at 97% of modeled energy output), adjusted for a variety of factors, such as irradiance, weather, module degradation, soiling, curtailment, or other ancillary services. The baseline expected energy performance is determined by the energy performance tests conducted during the first year of a system’s operations. As a result, we are isolating our warranty to the actual performance of the system rather than factors outside of our control.

Likewise, availability guarantees are not considered a guarantee of a system’s output as we are simply guaranteeing that a system will generate a certain percentage of possible energy. In other words, we are guaranteeing our own ability to keep the system operational for factors within our control. The system owner still absorbs all risks associated with plant output or unforeseen availability events similar to adjustments made under our energy performance warranties. We also offer limited availability guarantees under O&M agreements to systems that we did not develop or construct as such guarantees are common practice in the PV industry.

Given the nature of these energy performance tests, energy performance warranties, and availability guarantees, we do not guarantee a certain return of or on a buyer’s investment. Furthermore, we are not assuming any of the risks and rewards of ownership that would otherwise remain with the buyer.

Requirement to initiate or support operations - ASC 360-20-40-43 lists the following conditions that may represent a requirement to initiate or support operations:

•	A seller obtains an interest as a general partner in a limited partnership that acquires an interest in the property sold - Not applicable.

•	A seller retains an equity interest in the property, such as an undivided interest or an equity interest in a joint venture that holds an interest in the property - Not applicable.

•
A seller holds a receivable from a buyer for a significant part of the sales price and collection of the receivable depends on the operation of the property - Proceeds from the sale of a PV solar power system are generally collected during the development or construction of a system or upon closing. Accordingly, we do not hold any significant receivables from our customers that are collectible through the future operations of a system.

•
A seller agrees to manage the property for the buyer on terms not usual for the services to be rendered, and the agreement is not terminable by either the seller or the buyer - Our O&M agreements are based on market rates consistent with the nature of the services being provided. In addition, our O&M agreements are generally cancellable by the system owner, and may even be cancellable by First Solar at a percentage of the O&M fees.

Requirement to provide management services without compensation or at compensation less than market rates - As noted above, our O&M agreements are based on market rates consistent with the nature of the services being provided.

Transaction is merely an option to purchase - Not applicable.

Partial sales of real estate - Not applicable.

Seller sells property improvements and leases the underlying land to the buyer - Not applicable.

Sale-leaseback transactions - Not applicable.

Sales contract requires seller to develop property - Not applicable.

Seller participates in future profits from the property without risk of loss - Not applicable.

Our warranties, performance guarantees, and O&M services related to our system sales accounted for as real estate arrangements do not represent any forms of continuing involvement that may preclude revenue recognition as these arrangements do not result in First Solar assuming any of the risks and rewards associated with ownership of a system.

2.
As disclosed on pages 27 and 28 of your Form 10-K we see that you have potential liability for liquidated damages related to loss of revenues from energy production below expectations for some EPC and operations and maintenance arrangements. With respect to system sales accounted for as real estate transactions, tell us how your accounting for these potential liabilities considers the continuing involvement guidance from FASB ASC 360-20-40-37.

We respectfully refer the Staff to the above discussion regarding our accounting for energy performance testing and energy performance warranties as product warranties. We account for such arrangements in accordance with the product warranty guidance under ASC 460, with reference to certain contingency recognition guidance under ASC 450, and estimate the related costs at the time of sale when incurrence of the loss is probable and it can be reasonably estimated. Any liabilities for potential liquidated damages are not considered prohibited forms of continuing involvement as they are part of product warranties or guarantees of our own service performance.

* * * * *

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions with respect to the foregoing or require additional supplemental information, please do not hesitate to contact the undersigned at (602) 427-3386.

Sincerely,

/s/ Mark Widmar
Mark Widmar
Chief Financial Officer